UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/s/ Louis T. Hsieh
Name:	Louis T. Hsieh
Title:	Chief Financial Officer

Date: April 27, 2009

2

Exhibit Index

Exhibit 99.1—Press Release

3

Exhibit 99.1

New Oriental Announces Results for the Third Fiscal Quarter

Ended February 28, 2009

Net Revenues Increased by 36.1% Year-Over-Year

Non-GAAP Net Income Increased by 4.3% Year-Over-Year

GAAP Net Income Decreased by 10.3% Year-Over-Year

Beijing, April 21, 2009 — New Oriental Education and Technology Group Inc. (“New Oriental” or the “Company”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fiscal quarter ended February 28, 2009, which is the third quarter for New Oriental’s fiscal year 2009.

Highlights for the Fiscal Quarter Ended February 28, 2009

•	Total net revenues increased by 36.1% year-over-year to US$65.4 million from US$48.1 million in the same period of the prior fiscal year.

•

Net income excluding share-based compensation expenses (“Non-GAAP”) increased by 4.3% year-over-year to US$14.5 million from US$13.9 million in the same period of the prior fiscal year. GAAP net income decreased by 10.3% year-over-year to US$10.4 million from US$11.6 million in the same period of the prior fiscal year.

•

Non-GAAP income from operations increased by 2.4% year-over-year to US$12.8 million from US$12.5 million in the same period of the prior fiscal year. GAAP income from operations decreased by 14.7% year-over-year to US$8.7 million from US$10.2 million in the same period of the prior fiscal year.

•

Non-GAAP basic and diluted earnings per ADS were US$0.39 and US$0.38, respectively. GAAP basic and diluted earnings per ADS were US$0.28 and US$0.27, respectively. Each ADS represents four common shares of the Company.

•

Total student enrollments in language training and test preparation courses increased by 31.0% year-over-year to approximately 351,700 from approximately 268,400 in the same period of the prior fiscal year.

•

The total number of schools and learning centers increased by ten to 257 in the quarter ended February 28, 2009, up from 247 as of the end of the prior quarter. New Oriental opened a kindergarten in Nanjing and added a net of nine learning centers during the quarter. This brings the total number of schools and learning centers to 47 and 210, respectively, as of February 28, 2009.

Financial Summary — Third Fiscal Quarter 2009 and First Nine Months of FY2009

(US$ 000, except per ADS data and student enrollments)

	Q3 of FY2009	Q3 of FY2008	Pct. Change
Net revenues	65,449	48,098	36.1%
Non-GAAP net income (1)	14,481	13,886	4.3%
GAAP net income	10,409	11,603	-10.3%
Non-GAAP operating income (1)	12,760	12,463	2.4%
GAAP operating income	8,688	10,180	-14.7%
Non-GAAP net income per ADS basic (1)(2)	0.39	0.37	5.3%
Non-GAAP net income per ADS diluted (1)(2)	0.38	0.35	7.2%
GAAP net income per ADS basic (2)	0.28	0.31	-9.4%
GAAP net income per ADS diluted (2)	0.27	0.29	-7.8%
Total student enrollments in language training and test preparation courses	351,700	268,400	31.0%

	YTD 9-Mo FY2009	YTD 9-Mo FY2008	Pct. Change
Net revenues	233,141	160,835	45.0%
Non-GAAP net income (1)	70,644	53,247	32.7%
GAAP net income	58,376	47,251	23.5%
Non-GAAP operating income (1)	70,691	51,387	37.6%
GAAP operating income	58,423	45,391	28.7%
Non-GAAP net income per ADS basic (1)(2)	1.90	1.42	33.6%
Non-GAAP net income per ADS diluted (1)(2)	1.84	1.36	35.6%
GAAP net income per ADS basic (2)	1.57	1.26	24.4%
GAAP net income per ADS diluted (2)	1.52	1.21	26.2%
Total student enrollments in language training and test preparation courses	1,189,300	966,500	23.1%

(1)	New Oriental provides net income, operating income, net income per ADS on a Non-GAAP basis that excludes share-based compensation expenses to reflect meaningful supplemental information regarding its operating performance and liquidity. For more information on these Non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.
(2)	Each ADS represents four common shares.

“During this quarter, the economic slowdown in China had a greater than anticipated effect on our adult English courses. To reflect our revised expectations, in mid-February 2009, we issued a press release adjusting our third fiscal quarter 2009 revenue guidance downwards to the range of US$62 million to US$65 million. As it turns out, adult English enrollments for the quarter were approximately 50,300, up slightly from approximately 50,100 in the year ago period, but below our prior expectations,” said Michael Yu, New Oriental’s Chairman and Chief Executive Officer. “Furthermore, our financial results were negatively impacted by the early timing of Chinese New Year this year which occurred on January 26, 2009, almost two weeks earlier than last year. Several of our schools, including our second largest school in Shanghai, experienced a dramatic slowdown in enrollments and revenues in the second half of January due to scheduling problems with class start times resulting from the compressed time frame between when students completed their regular school sessions and the early Chinese New Year holidays. Despite these challenges, we are pleased to report revenue increased 36.1% year-over-year to US$65.4 million, exceeding the top end of the revised guidance range. In addition, we are pleased that a strong bounce back in enrollments in February boosted total student enrollments in language training and test preparation courses for the quarter to about 351,700, an increase of 31% year-over-year.”

Mr. Yu continued, “Despite the challenging global economic conditions, we continue to benefit from Chinese families’ strong demand for education services for their children. Enrollments in our POP Kids English program were up over 48% year-over-year to approximately 85,800 during this quarter. To further expand capacity in our POP Kids English program, we added a net of nine learning centers in various cities. We are also pleased with the continued excellent progress in our middle and high school all-subjects training programs and gaokao test preparation courses. During this quarter, these programs had enrollments in non-English courses of over 23,000. For the first nine months of fiscal year 2009, we had approximately 45,000 non-English enrollments for middle and high school courses and we have already achieved our target of 40,000 to 50,000 enrollments for non-English courses for the whole fiscal year 2009, with one quarter still to come.”

Financial Results for the Fiscal Quarter Ended February 28, 2009

For the third fiscal quarter of 2009, New Oriental reported net revenues of US$65.4 million, representing a 36.1% increase year-over-year.

Net revenues from educational programs and services for the third fiscal quarter were US$60.0 million, representing a 34.7% increase year-over-year. The growth was mainly driven by the increase in the number of student enrollments in language training and test preparation courses. Total student enrollments in language training and test preparation courses in the third quarter of fiscal year 2009 increased by 31.0% year-over-year to approximately 351,700.

Non-GAAP operating costs and expenses for the quarter were US$52.7 million, a 47.9% increase year-over-year. GAAP operating costs and expenses for the quarter were US$56.8 million, a 49.7% increase year-over-year.

Cost of revenues increased by 40.9% year-over-year to US$26.0 million, primarily due to the increased number of courses and the greater number of schools and learning centers in operation.

Selling and marketing expenses increased by 51.9% year-over-year to US$10.5 million, primarily due to brand promotion expenses.

Non-GAAP general and administrative expenses were US$16.0 million, a 55.0% increase year-over-year. GAAP general and administrative expenses for the quarter increased by 61.4% year-over-year to US$20.2 million, primarily due to increased headcount as the Company expanded its network of schools and learning centers.

Total share-based compensation expenses, which were allocated to operating costs and expenses, increased to US$4.1 million in the third quarter of fiscal year 2009 from US$2.3 million in the same period of the prior fiscal year.

Non-GAAP income from operations for the quarter was US$12.8 million, a 2.4% increase from US$12.5 million in the same period of the prior fiscal year. GAAP income from operations for the quarter was US$8.7 million, a 14.7% decrease from US$10.2 million in the same period of the prior fiscal year.

Non-GAAP operating margin for the quarter was 19.5%, compared to 25.9% in the same period of the prior fiscal year. GAAP operating margin for the quarter was 13.3%, compared to 21.2% in the same period of the prior fiscal year. The decline of operating margin was primarily due to decreased operating efficiency as the growth in operating costs and expenses outpaced the revenue growth.

Non-GAAP net income was US$14.5 million, representing a 4.3% increase from the same period of the prior fiscal year. Basic and diluted earnings per ADS excluding share-based compensation expenses (Non-GAAP) were US$0.39 and US$0.38, respectively.

GAAP net income for the quarter was US$10.4 million, representing a 10.3% decrease from the same period of the prior fiscal year. Basic and diluted earnings per ADS were US$0.28 and US$0.27, respectively.

Capital expenditures for the quarter were US$4.4 million, which was primarily used to add one new school and a net of 9 learning centers.

As of February 28, 2009, New Oriental had cash and cash equivalents of US$224.0 million. In addition, the company had US$62.5 million in term deposits at the end of the quarter. Net operating cash in-flow for the third quarter of fiscal year 2009 was US$21.7 million, an increase of 32.9% as compared to US$16.3 million during the same period of the prior fiscal year.

The deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the third quarter of fiscal year 2009 was US$55.4 million, a 54.8% increase year-over-year.

Financial Results for the Nine Months Ended February 28, 2009

For the nine months ended February 28, 2009, New Oriental reported net revenues of US$233.1 million, a 45.0% increase year-over-year.

Total student enrollments in language training and test preparation courses for the nine months ended February 28, 2009 increased by 23.1% year-over-year to approximately 1,189,300 from approximately 966,500 in the nine months ended February 29, 2008.

Non-GAAP income from operations for the nine months ended February 28, 2009 was US$70.7 million, a 37.6% increase year-over-year. GAAP income from operations for the nine months ended February 28, 2009 was US$58.4 million, a 28.7% increase year-over-year.

Non-GAAP operating margin for the nine months ended February 28, 2009 was 30.3%, compared to 32.0% for the nine months ended February 29, 2008. GAAP operating margin for the nine months ended February 28, 2009 was 25.1%, compared to 28.2% for the nine months ended February 29, 2008.

Non-GAAP net income for the nine months ended February 28, 2009 was US$70.6 million, a 32.7% increase year-over-year. Non-GAAP basic and diluted earnings per ADS for the nine months ended February 28, 2009 were US$1.90 and US$1.84, respectively.

GAAP net income for the nine months ended February 28, 2009 was US$58.4 million, representing a 23.5% increase year-over-year. GAAP basic and diluted earnings per ADS for the nine months ended February 28, 2009 were US$1.57 and US$1.52, respectively.

Outlook for the Fourth Quarter of Fiscal Year 2009

New Oriental expects its total net revenues in the fourth quarter of fiscal year 2009 (March 1, 2009 to May 31, 2009) to be in the range of US$50.5 million to US$53.5 million, representing year-over-year growth in the range of 25.7% to 33.2%, respectively. This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on April 21, 2009, U.S. Eastern Time (8 PM on April 21, 2009, Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-617-597-5358
Hong Kong:	+852-3002-1672
UK:	+44-207-365-8426

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental earnings call.”

A replay of the conference call may be accessed by phone at the following number until April 28, 2009:

International:	+1-617-801-6888
Passcode:	13625330

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents four common shares, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of fiscal year 2009 and quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; and Chinese governmental policies relating to private educational services and providers of such services. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents furnished or filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as Non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, income from operations excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, total operating costs and expenses excluding share-based compensation expenses and basic and diluted earnings per ADS excluding share-based compensation expenses. The presentation of these Non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these Non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these Non-GAAP financial measures provide meaningful supplemental information regarding its operating performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these Non-GAAP financial measures in assessing its operating performance and when planning and forecasting future periods. These Non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental will compute its Non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these Non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using Non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation charge has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amount excluded from each Non-GAAP measure. The accompanying tables have more details on the reconciliations between Non-GAAP financial measures and their most comparable GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5566 x 8203

Email: zhaosisi@staff.neworiental.org

Ms. Cynthia He

Brunswick Group LLC

Tel: +86-10-6566-9504

Email: edu@brunswickgroup.com

In the U.S.:

Mr. Michael Guerin

Brunswick Group LLC

Tel: +1-212-333-3810

Email: mguerin@brunswickgroup.com

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of February 28 2009	As of November 30 2008
	(Unaudited)	(Unaudited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	223,955	182,831
Restricted cash	531	531
Term deposits	62,549	86,536
Accounts receivable, net	1,375	1,315
Inventory	14,514	12,866
Deferred tax assets-Current	1,141	—
Prepaid expenses and other current assets	16,053	16,131

Total current assets	320,118	300,210

Property, plant and equipment, net	109,373	107,988
Land use right, net	3,499	3,527
Amounts due from related parties	395	396
Deferred tax assets	1,833	1,570
Long term prepaid rent	1,439	738
Intangible assets	909	955
Goodwill	2,159	2,163
Long term investment	2	2

Total assets	439,727	417,549

LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable-trade	9,194	8,139
Accrued expenses and other current liabilities	28,426	25,121
Income tax payable	4,962	4,268
Amount due to related parties	54	9
Deferred revenue	55,423	52,660

Total current liabilities	98,059	90,197

Total liabilities	98,059	90,197

Total shareholders’ equity	341,668	327,352

Total liabilities, minority interest and shareholders’ equity	439,727	417,549

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 28 2009	For the Three Months Ended February 29 2008
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational Programs and services	59,998	44,555
Books and others	5,451	3,543

Total net revenues	65,449	48,098

Operating costs and expenses (note 1):
Cost of revenues	26,035	18,475
Selling and marketing	10,547	6,942
General and administrative	20,179	12,501

Total operating costs and expenses	56,761	37,918

Operating income	8,688	10,180

Other income, net	1,927	2,303

Provision for income taxes	(206)	(922)
Minority interest, net of taxes	—	42

Net Income	10,409	11,603

Net income per share-basic	0.07	0.08

Net income per share-diluted	0.07	0.07

Net income per ADS-basic (note 2)	0.28	0.31

Net income per ADS-diluted (note 2)	0.27	0.29

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended February 28 2009	For the Three Months Ended February 29 2008
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	(135)	60
Selling and marketing	48	59
General and administrative	4,159	2,164

Total	4,072	2,283

Note 2: Each ADS represents four common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE

GAAP MEASURES

(In thousands except share and per ADS amounts)

	For the Three Months Ended February 28 2009	For the Three Months Ended February 29 2008
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	20,179	12,501
Share-based compensation expense in general and administrative expenses	4,159	2,164
Non-GAAP general and administrative expenses	16,020	10,337

Total operating costs and expenses	56,761	37,918
Share-based compensation expenses	4,072	2,283
Non-GAAP operating costs and expenses	52,689	35,635

Operating income	8,688	10,180
Share-based compensation expenses	4,072	2,283
Non-GAAP operating income	12,760	12,463

Operating margin	13.3%	21.2%
Non-GAAP operating margin	19.5%	25.9%

Net income	10,409	11,603
Share-based compensation expense	4,072	2,283
Non-GAAP net income	14,481	13,886

Net income per ADS - basic (note 1)	0.28	0.31
Net income per ADS - diluted (note 1)	0.27	0.29

Non-GAAP net income per ADS - basic (note 1)	0.39	0.37
Non-GAAP net income per ADS - diluted (note 1)	0.38	0.35

Weighted average shares used in calculating basic net income per ADS (note 1)	149,185,159	150,657,358
Weighted average shares used in calculating diluted net income per ADS (note 1)	153,095,816	157,333,384

Non-GAAP Income per share - basic	0.10	0.09
Non-GAAP Income per share - diluted	0.09	0.09

Note 1: Each ADS represents four common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 28 2009	For the Nine Months Ended February 29 2008
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational Programs and services	215,052	148,691
Books and others	18,089	12,144

Total net revenues	233,141	160,835

Operating costs and expenses (note 1):
Cost of revenues	86,240	59,550
Selling and marketing	28,697	18,125
General and administrative	59,781	37,769

Total operating costs and expenses	174,718	115,444

Operating income	58,423	45,391

Other income, net	6,395	6,182

Provision for income taxes	(6,843)	(4,450)
Minority interest, net of taxes	401	128

Net Income	58,376	47,251

Net income per share-basic	0.39	0.32

Net income per share-diluted	0.38	0.30

Net income per ADS-basic (note 2)	1.57	1.26

Net income per ADS-diluted (note 2)	1.52	1.21

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Nine Months Ended February 28 2009	For the Nine Months Ended February 29 2008
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	178	501
Selling and marketing	162	185
General and administrative	11,928	5,310

Total	12,268	5,996

Note 2: Each ADS represents four common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE

GAAP MEASURES

(In thousands except share and per ADS amounts)

	For the Nine Months Ended February 28 2009	For the Nine Months Ended February 29 2008
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	59,781	37,769
Share-based compensation expense in general and administrative expenses	11,928	5,310
Non-GAAP general and administrative expenses	47,853	32,459

Total operating costs and expenses	174,718	115,444
Share-based compensation expenses	12,268	5,996
Non-GAAP operating costs and expenses	162,450	109,448

Operating income	58,423	45,391
Share-based compensation expenses	12,268	5,996
Non-GAAP operating income	70,691	51,387

Operating margin	25.1%	28.2%
Non-GAAP operating margin	30.3%	32.0%

Net income	58,376	47,251
Share-based compensation expense	12,268	5,996
Non-GAAP net income	70,644	53,247

Net income per ADS - basic (note 1)	1.57	1.26
Net income per ADS - diluted (note 1)	1.52	1.21

Non-GAAP net income per ADS - basic (note 1)	1.90	1.42
Non-GAAP net income per ADS - diluted (note 1)	1.84	1.36

Weighted average shares used in calculating basic net income per ADS (note 1)	148,906,915	149,997,779
Weighted average shares used in calculating diluted net income per ADS (note 1)	153,509,461	156,839,600

Non-GAAP Income per share - basic	0.47	0.35
Non-GAAP Income per share - diluted	0.46	0.34

Note 1: Each ADS represents four common shares.